Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.:  333-214488

The following is a presentation that was used in a video that was made available on the CBOE Holdings website and referenced in a newsletter distributed to employees of CBOE Holdings and Bats on January 18, 2017:

S&P 500 Index® Options

Disclosure Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements regarding intentions, beliefs and expectations or predictions with respect to the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats Global Markets, Inc., which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The actual timing of the completion of such transactions could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause the actual timing to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016. Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Additional Information Regarding the Transaction and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

S&P 500 Index Options Overview The S&P 500 (SPX) Index Option market is the most actively traded broad based index option market in the US SPX Options are European style cash settled contracts with a wide variety of expirations available The notional value of an SPX option contract is ten times that of a comparable option on exchange traded funds

S&P 500 Index Options Contracts Summary of Available SPX Options SPX Options Traditional Ticker Root Ticker AM / PM Settlement Settlement Date Settlement Type Exercise Style ETH Available SPX SPX SPX AM 3rd Fridays Cash European Yes SPX Options Non Traditional Ticker Root Ticker AM / PM Settlement Settlement Date Settlement Type Exercise Style ETH Available SPX Weeklys SPX SPXW PM Non 3rd Fridays Cash European Yes SPX End of Month SPX SPXW PM Last Trading Day of Month Cash European Yes SPX Monday Weeklys SPX SPXW PM Mondays Cash European Yes SPX Wednesday Weeklys SPX SPXW PM Wednesdays Cash European Yes SPX PM SPXPM SPXPM PM 3rd Fridays Cash European Yes

S&P 500 Index Options Current Expirations December 20, 2017 12/21/2016 1/18/2017 4/28/2017 12/23/2016 1/20/2017 5/31/2017 12/27/2016 1/27/2017 6/16/2017 12/28/2016 1/31/2017 6/30/2017 12/30/2016 2/3/2017 9/15/2017 1/3/2017 2/10/2017 9/29/2017 1/4/2017 2/17/2017 12/15/2017 1/6/2017 2/28/2017 12/29/2017 1/9/2017 3/17/2017 1/19/2018 1/11/2017 3/31/2017 6/15/2018 1/13/2017 4/21/2017 12/21/2018 1/17/2017

S&P 500 Index Options SPY Comparison Notional Size (SPX at 2250) (SPY at 225) Exercise-Style Settlement Type AM / PM Settlement SPX $225,000 European Cash Both SPY $22,500 American Physical PM Settled

S&P 500 Index Options Benchmark Strategy Indexes BXM CBOE S&P 500 BuyWrite Index BXMC CBOE S&P 500 Conditional BuyWrite Index BXMD CBOE S&P 500 30-Delta BuyWrite Index BXMW CBOE S&P 500 Multi-Week BuyWrite Index BXY CBOE S&P 500 2% OTM BuyWrite Index PUT CBOE S&P 500 PutWrite Index WPUT CBOE S&P 500 One-Week PutWrite Index CMBO CBOE S&P 500 Covered Combo Index BFLY CBOE S&P 500 Iron Butterfly Index CNDR CBOE S&P 500 Iron Condor Index CLL CBOE S&P 500 95-110 Collar Index CLLZ CBOE S&P 500 Zero-Cost Put Spread Collar PPUT CBOE S&P 500 5% Put Protection Index RXM CBOE S&P 500 Risk Reversal Index SPRO CBOE S&P 500 Buffer Protect Index Balanced Series SPEN CBOE S&P 500 Enhanced Growth Index Balanced Series